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                            January 26, 2021

       John Farlinger
       Executive Chairperson and Chief Executive Officer
       Assure Holdings Corp.
       4600 South Ulster Street, Suite 1225
       Denver, Colorado 80237

                                                        Re: Assure Holdings
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed December 30,
2020
                                                            File No. 333-251829

       Dear Mr. Farlinger:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed December 30, 2020

       Caution Regarding Forward-Looking Statements, page 1

   1. Please note that the safe harbor protections for forward-looking statements under the
                                                        Private Securities
Litigation Reform Act do not apply to statements made by companies that are not reporting
companies under section 13(a) or 15(d) of the Securities Exchange
                                                        Act. See Section 27A of
the Securities Act of 1933. Please either delete any references to the Private Securities
Litigation Reform Act or make clear that the safe harbor does not apply to this offering.
       Risk Factors, page 12

   2. We note the risk factor on page 27 related to being an emerging growth company (EGC).
                                                        Please revise herein to
clearly disclose whether or not you have elected not to use the
 John Farlinger
FirstName  LastNameJohn Farlinger
Assure Holdings  Corp.
Comapany
January 26,NameAssure
            2021       Holdings Corp.
January
Page 2 26, 2021 Page 2
FirstName LastName
         extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act and ensure the box on the cover of the filing is appropriately marked or unmarked.
Our Business
Assure Equipment, page 36

3. We note your disclosure on page 36 that your IONM units are manufactured by only one supplier, Cadwell Industries, Inc. To the extent you are party to an agreement for supply of IONM units, please describe the terms of the agreement and file it as an exhibit to your registration statement. Alternatively, please tell us why you do not believe it is required to be filed. See Item 601(b)(10) of Regulation S-K.
Management's Discussion and Analysis, page 49

4. Regarding the critical accounting policies and estimates for revenue recognition and patient service fee revenue and receivables on page 57, we note your adoption of ASC 606 on January 1, 2018 as disclosed on page F-14. We have the following comments:

                Please revise to explain in more detail the nature of a technical case and a professional case, referred to on pages 50 and 52-53, since it appears the revenues therefrom make up your patient service fee revenue and therefore most of your total revenues for the periods presented.
                Revise to identify the performance obligation(s) that are associated with a technical case and a professional case.
                Revise to disclose the transaction price, if applicable, and how the transaction price gets allocated to the performance obligation(s).
Executive Compensation, page 63

5. Please update your executive compensation disclosure to reflect data for your last completed fiscal year. Please refer to Item 402 of Regulation S-K and Regulation S-K
         Compliance and Disclosure Interpretation Question 117.05.
6.       We note the disclosures made on pages 67-69 that on December 29, 2020,
300,000
         performance shares were issued to John Farlinger, 200,000 performance shares were issued to Trent Carman and 3,300,000 performance shares were issued to Preston
         Parsons. It appears that these performance shares are reflected in the table on page 66, indicating the issue dates were either March 4, 2020 and November 8, 2016, and even though that table is for "compensation securities granted or issued...in the most recently completed financial year ended December 31, 2019." Please explain or otherwise revise your textual and/or tabular disclosures accordingly. Additionally, we note the statement on page 66 that "On December 29, 2020, Assure issued the 5,000,000 Performance Shares under Restricted Stock Award Agreements." Please reconcile these 5,000,000 performance shares to the aggregate 3,800,000 performance shares issued to the foregoing
 John Farlinger
FirstName  LastNameJohn Farlinger
Assure Holdings  Corp.
Comapany
January 26,NameAssure
            2021       Holdings Corp.
January
Page 3 26, 2021 Page 3
FirstName LastName
         three named executive officers and where the 5,000,000 performance shares are reflected in the tables in this section, as applicable.
Related Party Transactions, page 80

7. Please revise to ensure that your disclosure of related party transactions provides all information required by Item 404 of Regulation S-K. For example, please identify the related person(s) involved in each transaction, their interest in the transaction, the approximate dollar value of the amount involved in the transaction, and the approximate
         dollar value of the amount of the related person   s interest in the
transaction.
Report of Independent Registered Public Accounting Firm, page F-2

8. Your auditor has dual dated its report for Note 11, which is the income taxes footnote. If appropriate, please have your auditors instead dual date for the two subsequent event footnotes on pages F-30-F-32.
September 30, 2020 Financial Statements, page F-34

9. If appropriate, please provide a separate footnote for the Income Tax Expense paragraph on page F-54, since the numbering of the footnotes skips over a Note
11.
Signatures, page II-9

10. Please revise your signature page to include the signature of your controller or principal accounting officer. To the extent that any person is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instructions 1 and 2 to
         Signatures on Form S-1.
General

11. Given the size of the offering relative to the number of shares outstanding, it appears that the selling shareholders may be acting as conduits for the company in an indirect primary offering. Please revise to fix the price at which the shares will be sold for the duration of the offering and name the selling shareholders as underwriters. In the alternative, provide a detailed legal analysis regarding why this offering should not be considered an indirect primary offering, taking into consideration each of the factors identified in Securities Act
         Rules Compliance and Disclosure Interpretation 612.09, as well as any other factors you deem relevant.
12. We note that your forum selection provision identifies the state and federal courts located in Denver, Colorado as the exclusive forum for certain litigation, including any
            derivative action.    Please revise your prospectus to provide
investors with disclosure
         about this provision, including disclosure regarding the risks or other impacts of the provision on investors. Such risks may include, but are not limited to, increased costs to bring a claim and the potential discouraging of claims or limitation
of investors    ability to
         bring claims in judicial forums that they find favorable. Please also disclose whether this
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Assure Holdings Corp.
January 26, 2021
Page 4
      provision applies to actions arising under the Securities Act or Exchange Act. If so, please state that there is uncertainty as to whether a court would enforce such provision.
      Further, if the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
13. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jenn Do at 202-551-3743 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Celeste Murphy at 202-551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameJohn Farlinger
                                                            Division of
Corporation Finance
Comapany NameAssure Holdings Corp.
                                                            Office of Life
Sciences
January 26, 2021 Page 4
cc:       Kenneth Sam
FirstName LastName